UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 3, 2010
Commission File Number 1-15200

Statoil ASA

(Translation of registrant’s name into English)
FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Report on Form 6-K contains a press release issued by Statoil ASA on february 3, 2010, entitled "Statoil opens for a new ownership structure for its energy and retail business ”.

Statoil opens for a new ownership structure for its energy and retail business

Statoil's board of directors has unanimously decided to evaluate a new ownership structure for the group's energy and retail business. Stock-exchange listing is assumed to be the most likely solution and may take place in the fourth quarter of this year at the earliest.

The decision is prompted by an analysis of the development opportunities for Statoil's energy and retail business (Energy and Retail - E&R), which includes service stations in eight countries, and the supply of lubricants, aviation and marine fuels.

"The energy and retail business has developed significantly in recent years, and is today strongly positioned in its markets. In the future, we believe that this unit's growth and further development will be best achieved as an independent company with direct access to the capital markets," says Statoil's chief executive, Helge Lund.

"A new ownership structure will help further strengthen this business, for the benefit of the customers, as well as the employees," says Jon Arnt Jacobsen, executive vice president for the Manufacturing & Marketing business area. "The energy and retail business has other value creation drivers than Statoil's other activities. In addition the businesses are developing in different geographical directions. We therefore believe that now is the time for a more independent role for E&R," Jacobsen says.

Should an IPO be the result of this process, Statoil will be a significant owner at the introduction. The size and time horizon of Statoil's further ownership will be tailored to the new company's development needs. Statoil will establish an owner- and capital structure for the new company which makes the value of the business visible and forms a solid foundation for long term growth and development.

In the process going forward Statoil will continue to build on the competence and cooperation culture that have been developed. A formal consultation process with employee representatives will be carried out before a final board decision is made. A prospective publicly listed company headquartered in Norway will represent an investment opportunity within the Norwegian and Nordic retail and consumer goods sector which is currently not represented on the Oslo Stock Exchange to any great extent.

E&R operates more than 2 300 stations in eight countries, serving more than one million customers daily. E&R also supplies lubricants, as well as aviation and marine fuels. The droplet logo and service stations' visual design represent a large part of E&R's brand value. This will be retained by E&R. Statoil’s energy and retail business currently operates with a number of brands, but will, under a brand agreement with Statoil ASA, still have the right to use the Statoil name.

It would be natural to maintain the existing market-based supply agreements in a new structure. The Norwegian Mongstad refinery, which is primarily an export refinery, delivers about one-third of its production to E&R and the Danish Kalundborg refinery about one-half of its production. The refinery business will not be affected by a new ownership structure in E&R.

Less than 10% of E&R's some 12 000 employees work in Norway.  Almost 80% of the E&R employees are employed at Statoil-operated service stations. In Norway about half of the approximately 1000 employees work at Statoil-operated service stations, whereas the rest are employed within management and administrative functions.

Contact

Cathrine Torp, vice president communication, Manufacturing & Marketing, tel: +47 415 60 264, email: catt@statoil.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: February 3, 2010	By:	___/s/ Eldar Sætre Name: Eldar Sætre Title: Chief Financial Officer